                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                        SOUTHERN PERU COPPER CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    843611104
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                                 (CUSIP Number)

                                   Glen Miller
                             200 West Madison Street
                             Chicago, Illinois 60606
                                 (312) 920-8465
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 3 Pages


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CUSIP NO. 843611104                                            Page 2 of 3



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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Pritzker Family Philanthropic Fund
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*
          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

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   6      CITIZENSHIP OR PLACE OF ORIGIN

          Illinois
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                             7   SOLE VOTING POWER
                                 0
     NUMBER OF               --------------------------------------------------
      SHARES                 8   SHARED VOTING POWER
   BENEFICIALLY                  0
     OWNED BY                --------------------------------------------------
      EACH                   9   SOLE DISPOSITIVE POWER
    REPORTING                    0
   PERSON WITH               --------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0
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   14     TYPE OF REPORTING PERSON*

          00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 843611104                                            Page 3 of 3



     This Amendment No. 2 to Schedule 13D is filed for the purpose of updating various information contained in Amendment No. 1 to Schedule 13D filed on October 22, 1997 ("Amendment No. 1") by the Reporting Person. Except as specifically amended hereby, all other provisions of Amendment No. 1 remain in full force and effect. Capitalized terms used and not otherwise defined herein have the same meanings ascribed to them in Amendment No. 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns no shares of Common Stock. Thomas J. Pritzker and Marian F. Pritzker, his mother, as co-trustees of a trust for the benefit of Mrs. Pritzker each have shared voting and dispositive power with respect to 400 shares of Common Stock of the Issuer. To the best of the Reporting Person's knowledge, none of the other individuals named pursuant to
Item 2, beneficially owns any shares of Common Stock. Mrs. Pritzker's address is 200 West Madison Street, Chicago, Illinois 60606. During the last five years, Mrs. Pritzker has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (b) None

     (c) The Reporting Person sold in block trades on the open market: (i) 1,000,000 shares of Common Stock of the Issuer on January 25, 2002 at a price of $10.50 per share; (ii) 1,000,000 shares of Common Stock of the Issuer on February 22, 2002 at a price of $10.43 per share; and (iii) 850,000 shares of Common Stock of the Issuer on March 7, 2002 at a price of $10.43 per share.

     (d) Not applicable.

     (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on March 7, 2002.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2002

                                    THE PRITZKER FAMILY PHILANTHROPIC FUND, a charitable foundation


                                    By: /s/  Glen Miller
                                        --------------------------------------
                                        Assistant Vice President and Treasurer